SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Vacasa, Inc.
(Name of the Issuer)
Vacasa, Inc.
Vacasa Holdings LLC
Casago Holdings, LLC
Vista Merger Sub II Inc.
Vista Merger Sub LLC
Casago Global, LLC
Roofstock, Inc.
MHRE STR II, LLC
TRT Investors 37, LLC
SLP V Venice Feeder I, L.P.
SLP Venice Holdings. L.P.
SLP V Aggregator GP, L.L.C.
Silver Lake Technology Associates V, L.P.
SLTA V (GP), L.L.C.
Silver Lake Group, L.L.C
RW Vacasa AIV L.P.
RW Industrious Blocker L.P.
Riverwood Capital Partners II (Parallel-B) L.P.
RCP III Vacasa AIV L.P.
RCP III Blocker Feeder L.P.
Riverwood Capital Partners III (Parallel-B) L.P.
RCP III (A) Blocker Feeder L.P.
RCP III (A) Vacasa AIV L.P.
Level Equity Opportunities Fund 2015, L.P.
Level Equity Opportunities Fund 2018, L.P.
LEGP II AIV(B), L.P.
LEGP I VCS, LLC
LEGP II VCS, LLC
Level Equity – VCS Investors, LLC
(Names of Persons Filing Statement)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

91854V 206
(CUSIP Number of Class of Securities)

Vacasa, Inc. Vacasa Holdings LLC Robert W. Greyber Chief Executive Officer 830 NW 13th Avenue Portland, OR 97209 (503) 946-3650	Casago Holdings, LLC Vista Merger Sub II Inc. Vista Merger Sub LLC Casago Global, LLC 15475 N Greenway Hayden Loop, Suite B2 Scottsdale, AZ 85260 (877) 290-4447	Roofstock, Inc. 2001 Broadway, 4th Floor Oakland, CA 94612 (800) 466-4116	MHRE STR II, LLC 4143 Maple Avenue, Suite 300 Dallas, TX 75219 (214) 651-6220	TRT Investors 37, LLC 4001 Maple Avenue, Suite 600 Dallas, TX 75219 (214) 283-8500

SLP V Venice Feeder I, L.P.
SLP Venice Holdings. L.P.
SLP V Aggregator GP, L.L.C.
Silver Lake Technology
Associates V, L.P.
SLTA V (GP), L.L.C.
Silver Lake Group, L.L.C.
c/o Silver Lake
55 Hudson Yards
550 West 34th Street,
40th Floor
New York, NY 10001
(212) 981-5600

RW Vacasa AIV L.P.
RW Industrious Blocker L.P.
Riverwood Capital Partners II (Parallel-B) L.P.
RCP III Vacasa AIV L.P.
RCP III Blocker Feeder L.P.
Riverwood Capital Partners III
(Parallel-B) L.P.
RCP III (A) Blocker Feeder L.P.
RCP III (A) Vacasa AIV L.P.
c/o Riverwood Capital
70 Willow Road, Suite 100
Menlo Park, CA 94025
(650) 618-7300

Level Equity Opportunities
Fund 2015, L.P.
Level Equity Opportunities
Fund 2018, L.P.
LEGP II AIV(B), L.P.
LEGP I VCS, LLC
LEGP II VCS, LLC
Level Equity – VCS Investors, LLC
c/o Level Equity Management, LLC
140 East 45th Street, 42nd Floor
New York, NY 10017
(212) 459-7225

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to:

Lande A. Spottswood
D. Alex Robertson
Vinson & Elkins L.L.P.
845 Texas Avenue,
Suite 4700
Houston, TX 77002
(713) 758-2222

and

Justin Hamill
Michael Anastasio
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
(202) 906-1252
Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Steven Levine Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 335-7847	David Lange Winston & Strawn LLP 2121 N Pearl Street, Suite 900 Dallas, TX 75201 (214) 453-6436	David Lange Winston & Strawn LLP 2121 N Pearl Street, Suite 900 Dallas, TX 75201 (214) 453-6436

Eric Issadore Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-1231	Naveed Anwar Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304 (650) 251-5162	Oreste Cipolla Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 459-7225
This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Vacasa, Inc., a Delaware corporation (“Vacasa” or the “Company”) and the issuer of the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Vacasa Holdings LLC, a Delaware limited liability company (“Vacasa LLC”); (3) Casago Holdings, LLC, a Delaware limited liability company (“Parent”); (4) Vista Merger Sub II Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Company Merger Sub”); (5) Vista Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“LLC Merger Sub” and, together with Company Merger Sub, “Merger Subs”); (6) Casago Global, LLC, a Delaware limited liability company; (7) Roofstock, Inc., a Delaware corporation; (8) TRT Investors 37, LLC, a Texas limited liability company; (9) MHRE STR II, LLC, a Delaware limited liability company; (10) SLP V Venice Feeder I, L.P., a Delaware limited partnership; (11) SLP Venice Holdings L.P., a Delaware limited partnership; (12) SLP V Aggregator GP, L.L.C., a Delaware limited liability company; (13) Silver Lake Technology Associates V, L.P., a Delaware limited partnership; (14) SLTA V (GP), L.L.C., a Delaware limited liability company; (15) Silver Lake Group, L.L.C., a Delaware limited liability company; (16) RW Vacasa AIV L.P., a Delaware limited partnership; (17) RW Industrious Blocker L.P., a Delaware limited partnership; (18) Riverwood Capital Partners II (Parallel - B) L.P., an Ontario limited partnership; (19) RCP III Vacasa AIV L.P., a Delaware limited partnership; (20) RCP III Blocker Feeder L.P., a Delaware limited partnership; (21) Riverwood Capital Partners III (Parallel - B) L.P., a Cayman Islands exempted limited partnership; (22) RCP III (A) Blocker Feeder L.P., a Delaware limited partnership; (23) RCP III (A) Vacasa AIV L.P., a Delaware limited partnership; (24) Level Equity Opportunities Fund 2015, L.P., a Delaware limited partnership; (25) Level Equity Opportunities Fund 2018, L.P., a Delaware limited partnership; (26) LEGP II AIV(B), L.P., a Delaware limited partnership; (27) LEGP I VCS, LLC, a Delaware limited liability company; (28) LEGP II VCS, LLC, a Delaware limited liability company; and (29) Level Equity-VCS Investors, LLC, a Delaware limited liability company (each of (10), (11) and (16) through (29), a “Rollover Stockholder”, and collectively, the “Rollover Stockholders”).
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 30, 2024 and amended on March 17, 2025 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Company Merger Sub, LLC Merger Sub, Vacasa LLC and the Company. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), (i) LLC Merger Sub will merge with and into Vacasa LLC (the “LLC Merger”), with Vacasa LLC surviving such merger as a subsidiary of Parent and (ii) immediately after the LLC Merger, Company Merger Sub will merge with and into Vacasa (the “Company Merger” and, together with the LLC Merger, the “Mergers”), with Vacasa surviving such merger as a wholly owned subsidiary of Parent and Vacasa LLC indirectly becoming a wholly owned subsidiary of Parent.
Upon the consummation of the Company Merger, on the terms and subject to the conditions set forth in the Merger Agreement, each share of Class A Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (the “Company Merger Effective Time”) (other than certain excluded shares of Class A Common Stock and the Rollover Stock, but including each share of Class A Common Stock resulting from (i) the redemption of limited liability company units (other than the Class G limited liability company units) of Vacasa LLC (the “Common Units”) and (ii) the issuance of Class A Common Stock upon conversion of Class G Common Stock, par value $0.00001 per share, of Vacasa (“Class G Common Stock”)) will be converted into the right to receive $5.30 in cash, without interest.
The Merger Consideration will not be paid in respect of (i) any shares of Class A Common Stock, Class B common stock, par value $0.00001 per share, of Vacasa (the “Class B Common Stock”) and Class G Common Stock held by Vacasa as treasury stock or owned by Parent or Merger Subs and any such shares owned by any direct or indirect wholly owned subsidiary of Parent or Merger Subs, in each case as of immediately prior to the Company Merger Effective Time (and excluding any Rollover Shares (as defined below)), which will cease to be outstanding, be automatically cancelled without payment of any consideration therefor or any conversion thereof and cease to exist, (ii) certain shares of Class A Common Stock held by the Rollover Stockholders (the “Rollover Shares”), which will be contributed to Parent immediately prior to the Vacasa LLC Units Redemption pursuant to the Support Agreements entered into in connection with the Merger Agreement (such contribution of Rollover Shares together with the contribution to Parent of certain Common Units (such contributed Common Units, the “Rollover Units”), the “Rollover”) and (iii) shares of Class A Common Stock held by holders who have not consented to the adoption of the Merger Agreement in writing and who have properly exercised appraisal rights with respect to their shares in accordance with, and who have complied with, Section 262 of the DGCL.
In connection with the Merger Agreement, MHRE STR II, LLC, TRT Investors 37, LLC and Roofstock, Inc. (the “Guarantors”) have delivered to Vacasa (i) a limited guarantee in favor of Vacasa and pursuant to which the Guarantors are guaranteeing certain obligations of Parent and Merger Subs in connection with the Merger Agreement and (ii) an executed equity commitment letter between Parent and the Guarantors pursuant to which the Guarantors have, together, committed to invest sufficient funds in Parent to finance a portion of the Merger Consideration.
The board of directors of Vacasa (the “Board”) formed a special committee of the Board comprised solely of disinterested and independent directors (the “Special Committee”), which, among other things, reviewed, evaluated and negotiated the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, in consultation with its independent legal and financial advisors and, where appropriate, with Vacasa’s management and Vacasa’s legal advisors. The Special Committee, as more fully described in the Proxy Statement (as defined below), unanimously (i) determined that the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Mergers, are fair to, and in the best interests of, Vacasa and the holders of Class A Common Stock, Class B Common Stock and Class G Common Stock (“Company Stock”) (in their capacity as such), excluding the Rollover Stockholders (collectively, the “Unaffiliated Stockholders”), (ii) recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, and determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are fair to, and in the best interests of, Vacasa and the Unaffiliated Stockholders and (iii) recommended that, subject to Board approval, the Board submit the Merger Agreement to the stockholders of Vacasa for their adoption and recommend that the stockholders of Vacasa vote in favor of the adoption of the Merger Agreement.
The Board (acting on the unanimous recommendation of the Special Committee) has (i) determined that the Merger Agreement, the Support Agreements and the transactions contemplated by the Merger Agreement, including the Mergers, are fair to, and in the best interests of, Vacasa, the Unaffiliated Stockholders, Vacasa LLC and its members, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, (iii) authorized and approved the execution, delivery and performance by Vacasa and Vacasa LLC of the Merger Agreement and the consummation of transactions contemplated thereby, including the Mergers, upon the terms and subject to the conditions contained therein, (iv) directed that the adoption of the Merger Agreement be submitted to a vote of the stockholders of Vacasa at a meeting of the stockholders of Vacasa, and (v) recommended that the stockholders of Vacasa vote in favor of the adoption of the Merger Agreement.
Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an Amendment No. 3 to its preliminary proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board is soliciting proxies from stockholders of the Company in connection with the Mergers. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and Annex AA, which are incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
While each of the Filing Persons acknowledges that the Mergers are a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning Vacasa contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Vacasa. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 1.	Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
Item 2.	Subject Company Information
Regulation M-A Item 1002
(a) Name and address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“The Parties to the Merger Agreement”
(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”
“Important Information Regarding Vacasa”
“Important Information Regarding Vacasa—Security Ownership of Certain Beneficial Owners and Management”
(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding Vacasa—Market Price of Vacasa Class A Common Stock”
(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding Vacasa—Dividends”
“The Merger Agreement—Conduct of Vacasa’s Business Pending the Mergers”
(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding Vacasa—Prior Public Offerings”
(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding Vacasa—Prior Public Offerings”
“Important Information Regarding Vacasa—Transactions in Vacasa Class A Common Stock”
“Important Information Regarding Vacasa—Past Contracts, Transactions, Negotiations and Agreements”
Item 3.	Identity and Background of Filing Person
Regulation M-A Item 1003
(a) — (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary—The Parties to the Merger Agreement”

“The Parties to the Merger Agreement”
“Important Information Regarding Vacasa”
“Important Information Regarding the Filing Parties”
“Where You Can Find More Information”
Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)(1) Material terms. Tender offers. Not applicable
(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Required Stockholder Approval for the Mergers”
“Special Factors—Opinion of PJT Partners”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Plans for Vacasa After the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Certain Effects on the Company if the Mergers are Not Completed”
“Special Factors—Certain Company Financial Forecasts”
“Special Factors—Anticipated Accounting Treatment”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Vacasa LLC Units Redemption and the Company Merger”
“The Special Meeting—Votes Required”
“The Merger Agreement—Treatment of Class A Common Stock and Class B Common Stock and Company Equity Awards”
“The Merger Agreement—Surrender and Payment Procedures”
“The Merger Agreement—Stockholders Meeting”
“The Merger Agreement—Conditions to the Mergers”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Annex B—Opinion of PJT Partners dated December 29, 2024
Annex BB—Opinion of PJT Partners dated March 17, 2025

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Financing”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“The Merger Agreement—Treatment of Class A Common Stock and Class B Common Stock and Company Equity Awards”
“The Merger Agreement—Surrender and Payment Procedures”
“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”
“Support Agreements”
“Tax Receivable Agreement Amendment”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Annex C—Silver Lake Support Agreement
Annex D—Riverwood Support Agreement
Annex E—Level Equity Support Agreement
Annex F—Amendment No. 1 to Tax Receivable Agreement
(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary—Appraisal Rights”
“Questions and Answers About the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Appraisal Rights”
(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Provisions for Unaffiliated Security Holders”
(f) Eligibility for listing or trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
(a)(1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors—Background of the Mergers”
“Special Factors—Certain Effects of the Mergers”

“Special Factors—Financing”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“The Merger Agreement—Treatment of Class A Common Stock and Class B Common Stock and Company Equity Awards”
“Support Agreements”
“Tax Receivable Agreement Amendment”
“Important Information Regarding Vacasa—Prior Public Offerings”
“Important Information Regarding Vacasa—Transactions in Vacasa Class A Common Stock”
“Important Information Regarding Vacasa—Past Contracts, Transactions, Negotiations and Agreements”
“Important Information Regarding the Filing Parties”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Annex C—Silver Lake Support Agreement
Annex D—Riverwood Support Agreement
Annex E—Level Equity Support Agreement
Annex F—Amendment No. 1 to Tax Receivable Agreement
(b) - (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Financing”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“The Merger Agreement”
“Support Agreements”
“Tax Receivable Agreement Amendment”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Annex C—Silver Lake Support Agreement
Annex D—Riverwood Support Agreement
Annex E—Level Equity Support Agreement
Annex F—Amendment No. 1 to Tax Receivable Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“The Merger Agreement”
“Support Agreements”
“Tax Receivable Agreement Amendment”
“Important Information Regarding Vacasa—Transactions in Vacasa Class A Common Stock”
“Important Information Regarding Vacasa—Past Contracts, Transactions, Negotiations and Agreements”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Annex C—Silver Lake Support Agreement
Annex D—Riverwood Support Agreement
Annex E—Level Equity Support Agreement
Annex F—Amendment No. 1 to Tax Receivable Agreement
Item 6.	Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors—Plans for Vacasa After the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Certain Effects on the Company if the Mergers are Not Completed”
“Special Factors—Financing”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“Special Factors—Delisting and Deregistration of Class A Common Stock”
“The Merger Agreement—Effects of the Mergers; Directors and Officers; Certificate of Incorporation; Bylaws”
“The Merger Agreement—Treatment of Class A Common Stock and Class B Common Stock and Company Equity Awards”
“The Merger Agreement—Surrender and Payment Procedures”
“The Merger Agreement—Conduct of Vacasa’s Business Pending the Mergers”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger

(c)(1) - (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Purposes and Reasons of the Filing Parties for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Plans for Vacasa After the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Certain Effects on the Company if the Mergers are Not Completed”
“Special Factors—Financing”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“Special Factors—Delisting and Deregistration of Class A Common Stock”
“The Merger Agreement—Effects of the Mergers; Directors and Officers; Certificate of Incorporation; Bylaws”
“The Merger Agreement—Treatment of Class A Common Stock and Class B Common Stock and Company Equity Awards”
“The Merger Agreement—Surrender and Payment Procedures”
“The Merger Agreement—Conduct of Vacasa’s Business Pending the Mergers”
“Support Agreements”
“Tax Receivable Agreement Amendment”
“Important Information Regarding Vacasa”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Item 7.	Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Opinion of PJT Partners”
“Special Factors—Purposes and Reasons of the Filing Parties for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Plans for Vacasa After the Mergers”
“Special Factors—Certain Effects of the Mergers”
(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Purposes and Reasons of the Filing Parties for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Certain Effects on the Company if the Mergers are Not Completed”
(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Opinion of PJT Partners”
“Special Factors—Purposes and Reasons of the Filing Parties for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Certain Effects on the Company if the Mergers are Not Completed”
“Special Factors—Certain Company Financial Forecasts”
Annex B—Opinion of PJT Partners dated December 29, 2024
Annex BB—Opinion of PJT Partners dated March 17, 2025
(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Opinion of PJT Partners”
“Special Factors—Purposes and Reasons of the Filing Parties for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”

“Special Factors—Plans for Vacasa After the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Certain Effects on the Company if the Mergers are Not Completed”
“Special Factors—Financing”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“Special Factors—Fees and Expenses”
“Special Factors—Delisting and Deregistration of Class A Common Stock”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Vacasa LLC Units Redemption and the Company Merger”
“The Merger Agreement—Effects of the Mergers; Directors and Officers; Certificate of Incorporation; Bylaws”
“The Merger Agreement—Treatment of Class A Common Stock and Class B Common Stock and Company Equity Awards”
“The Merger Agreement—Surrender and Payment Procedures”
“The Merger Agreement—Conduct of Vacasa’s Business Pending the Mergers”
“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”
“Appraisal Rights”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Annex B—Opinion of PJT Partners dated December 29, 2024
Annex BB—Opinion of PJT Partners dated March 17, 2025
Item 8.	Fairness of the Transaction
Regulation M-A Item 1014
(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Opinion of PJT Partners”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“Provisions for Unaffiliated Security Holders”
Annex B—Opinion of PJT Partners dated December 29, 2024
Annex BB—Opinion of PJT Partners dated March 17, 2025

The discussion materials to the Special Committee dated October 17, 2024, November 5, 2024, December 8, 2024, December 9, 2024, December 29, 2024, February 4, 2025, February 21, 2025 and March 17, 2025, each prepared by PJT Partners and reviewed by the Special Committee, are filed as Exhibits (c)(iii) – (c)(x) and are incorporated herein by reference.
(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Required Stockholder Approval for the Mergers”
“The Special Meeting—Votes Required”
“The Merger Agreement—Stockholders Meeting”
“The Merger Agreement—Conditions to the Mergers”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Provisions for Unaffiliated Security Holders”
(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Opinion of PJT Partners”
“Special Factors—Position the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“Proposal 1: The Merger Proposal”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
Item 9.	Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a) - (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Opinion of PJT Partners”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Where You Can Find More Information”
Annex B—Opinion of PJT Partners dated December 29, 2024
Annex BB—Opinion of PJT Partners dated March 17, 2025
The discussion materials to the Special Committee dated October 17, 2024, November 5, 2024, December 8, 2024, December 9, 2024, December 29, 2024, February 4, 2025, February 21, 2025 and March 17, 2025, each prepared by PJT Partners and reviewed by the Special Committee, are filed as Exhibits (c)(iii) – (c)(x) and are incorporated herein by reference.
(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company or by a representative who has been so designated in writing.
Item 10.	Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors—Financing”
“The Merger Agreement—Conduct of Vacasa’s Business Pending the Mergers”
“The Merger Agreement—Conditions to the Mergers”
“The Merger Agreement—Equity Financing”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Equity Commitment Letter, dated as of December 30, 2024, from Roofstock, Inc., MHRE STR II, LLC and TRT Investors 37, LLC, is attached hereto as Exhibit (b)(i) and is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Certain Effects on the Company if the Mergers are Not Completed”
“Special Factors—Fees and Expenses”
“Special Factors—Opinion of PJT Partners”
“The Merger Agreement—Company Termination Fee”
“The Merger Agreement—Parent Termination Fee”
“The Merger Agreement—Expenses”
“The Special Meeting—Solicitation of Proxies”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Annex B—Opinion of PJT Partners dated December 29, 2024
Annex BB—Opinion of PJT Partners dated March 17, 2025
Item 11.	Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“Support Agreements”
“Important Information Regarding Vacasa”
“Important Information Regarding Vacasa—Security Ownership of Certain Beneficial Owners and Management”
Annex C—Silver Lake Support Agreement
Annex D—Riverwood Support Agreement
Annex E—Level Equity Support Agreement
(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Mergers”
“The Merger Agreement”
“Support Agreements”
“Important Information Regarding Vacasa—Prior Public Offerings”
“Important Information Regarding Vacasa—Transactions in Vacasa Class A Common Stock”
Annex A—Agreement and Plan of Merger
Annex AA—Amendment No. 1 to Agreement and Plan of Merger
Annex C—Silver Lake Support Agreement
Annex D—Riverwood Support Agreement

Annex E—Level Equity Support Agreement
Item 12.	The Solicitation or Recommendation
Regulation M-A Item 1012
(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Intent of Vacasa’a Directors and Executive Officers to Vote in Favor of the Mergers”
“Support Agreements”
“The Merger Agreement—Vote of the Rollover Stockholders”
Annex C—Silver Lake Support Agreement
Annex D—Riverwood Support Agreement
Annex E—Level Equity Support Agreement
(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
Item 13.	Financial Statements
Regulation M-A Item 1010
(a) Financial information. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are incorporated herein by reference. The unaudited condensed consolidated financial statements set forth in Item 1 of the Company Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 are incorporated herein by reference.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Certain Effects of the Mergers”
“Special Factors—Certain Company Financial Forecasts”
“Important Information Regarding Vacasa—Book Value Per Share”
“Where You Can Find More Information”

(b) Pro forma information. Not applicable.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a) - (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers About the Mergers”
“Special Factors—Background of the Mergers”
“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Mergers”
“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Mergers”
“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Mergers”
“Special Factors—Interests of Our Directors and Executive Officers in the Mergers”
“Special Factors—Fees and Expenses”
“The Special Meeting—Solicitation of Proxies”
Item 15.	Additional Information
Regulation M-A Item 1011
(b) Golden Parachute Compensation. Not applicable.
(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits
Regulation M-A Item 1016
The following exhibits are filed herewith:

(a)(2)(i)	Preliminary Proxy Statement of Vacasa, Inc. (included in the Schedule 14A filed on March 21, 2025 and incorporated herein by reference).
(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Press Release announcing the Proposed Transaction (included in Schedule 14A filed on December 30, 2024 and incorporated herein by reference).
(a)(2)(vi)	Email to Employees (included in Schedule 14A filed on December 30, 2024 and incorporated herein by reference).
(a)(2)(vii)	Frequently Asked Questions for Employees (included in Schedule 14A filed on December 30, 2024 and incorporated herein by reference).
(a)(2)(viii)	Current Report on Form 8-K, dated December 31, 2024 (included in Schedule 14A filed on December 31, 2024 and incorporated herein by reference).
(a)(2)(ix)	Current Report on Form 8-K, dated February 4, 2025 (included in Schedule 14A filed on February 4, 2025 and incorporated herein by reference)
(a)(2)(x)	Press Release announcing Amendment No. 1 to the Agreement and Plan of Merger (included in Schedule 14A filed on March 17, 2025 and incorporated herein by reference)
(a)(2)(xi)	Current Report on Form 8-K, dated March 17, 2025 (included in Schedule 14A filed on March 18, 2025 and incorporated herein by reference)
(b)(i)†	Equity Commitment Letter, dated as of December 30, 2024, entered into by Roofstock, Inc., MHRE STR II, LLC, and TRT Investors 37, LLC.
(b)(ii)	Amendment No. 1 to the Equity Commitment Letter, dated as of March 17, 2025, entered into by Roofstock, Inc., MHRE STR II, LLC, and TRT Investors 37, LLC.
(b)(iii)†	Limited Guarantee, dated as of December 30, 2024, entered into by Roofstock, Inc., MHRE STR II, LLC, and TRT Investors 37, LLC in favor of Vacasa, Inc.
(b)(iv)	Amendment No. 1 to the Limited Guarantee, dated as of March 17, 2025, entered into by Roofstock, Inc., MHRE STR II, LLC, and TRT Investors 37, LLC.
(c)(i)	Opinion of PJT Partners LP, dated December 30, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).
(c)(ii)	Opinion of PJT Partners LP, dated March 17, 2025 (included as Annex BB to the Proxy Statement and incorporated herein by reference)
(c)(iii)†*	Discussion materials to the Special Committee, dated October 17, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(iv)†	Discussion materials to the Special Committee, dated November 5, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(v)†	Discussion materials to the Special Committee, dated December 8, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(vi)†	Discussion materials to the Special Committee, dated December 9, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(vii)†	Discussion materials to the Special Committee, dated December 29, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(viii)	Discussion materials to the Special Committee, dated February 4, 2025, prepared by PJT Partners LP and reviewed by the Special Committee
(c)(ix)*	Discussion materials to the Special Committee, dated February 21, 2025, prepared by PJT Partners LP and reviewed by the Special Committee
(c)(x)*	Discussion materials to the Special Committee, dated March 17, 2025, prepared by PJT Partners LP and reviewed by the Special Committee

(d)(i)
Agreement and Plan of Merger, dated as of December 30, 2024, by and among Casago Holdings, LLC, Vista Merger Sub II Inc., Vista Merger Sub LLC, Vacasa Holdings LLC and Vacasa, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)
Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2025, by and among Vacasa, Inc., Casago Holdings, LLC, Vista Merger Sub II Inc. and Vista Merger Sub LLC (included as Annex AA to the Proxy Statement and incorporated herein by reference).

(d)(iii)
Support Agreement, dated as of December 30, 2024, by and among SLP V Venice Feeder I, L.P., SLP Venice Holdings, L.P., Casago Holdings, LLC and Vacasa, Inc. (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(iv)
Support Agreement, dated as of December 30, 2024, by and among RW Vacasa AIV L.P., RW Industrious Blocker L.P., RCP III Vacasa AIV L.P., Riverwood Capital Partners II (Parallel-B) L.P., Riverwood Capital Partners III (Parallel-B) L.P., RCP III (A) Vacasa AIV L.P., RCP III Blocker Feeder L.P., RCP III (A) Blocker Feeder L.P., Casago Holdings, LLC and Vacasa, Inc. (included as Annex D to the Proxy Statement and incorporated herein by reference).

(d)(v)
Support Agreement, dated as of December 30, 2024, by and among Level Equity Opportunities Fund 2015, L.P., Level Equity Opportunities Fund 2018, L.P., LEGP II AIV(B), L.P., LEGP I VCS, LLC, LEGP II VCS, LLC, Level Equity – VCS Investors, LLC, Casago Holdings, LLC and Vacasa, Inc. (included as Annex E to the Proxy Statement and incorporated herein by reference).

(d)(vi)
Amendment No. 1 to the Tax Receivable Agreement, dated as of December 30, 2024, by and among Vacasa, Inc., Vacasa Holdings LLC, SLP Venice Holdings, L.P. and the Holders parties thereto (included as Annex F to the Proxy Statement and incorporated herein by reference).

(d)(vii)†
Interim Investors Agreement, dated as of December 30, 2024, by and among Casago Global, LLC, Casago Holdings, LLC, the Rollover Stockholders and the other parties appearing on the signature pages thereto and any person that executes a joinder thereto in such capacity in accordance with the terms thereof.

(d)(viii)
Amendment No. 1 to the Interim Investors Agreement, dated as of March 17, 2025, by and among Casago Global, LLC, the Rollover Stockholders and the other parties appearing on the signature pages thereto.

(f)†	Section 262 of the Delaware General Corporation Law.
(g)	None.
107	Filing Fee Table.

*	Certain portions of this exhibit marked with “[*]” have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
†	Previously filed.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 21, 2025

VACASA, INC.

By:	/s/ Robert W. Greyber
	Name:	Robert W. Greyber
	Title:	Chief Executive Officer

VACASA HOLDINGS LLC

By:	/s/ Robert W. Greyber
	Name:	Robert W. Greyber
	Title:	Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 21, 2025

CASAGO HOLDINGS, LLC

By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer

VISTA MERGER SUB II INC.

By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer

VISTA MERGER SUB LLC

By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer

CASAGO GLOBAL, LLC

By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 21, 2025

ROOFSTOCK, INC.

By:	/s/ Gary Beasley
	Name:	Gary Beasley
	Title:	Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 21, 2025

MHRE STR II, LLC

By:	MHRE Partners, LP, a Delaware limited partnership

By:	MHRE Partners GP, LLC, a Delaware limited liability company its General Partner

By:	/s/ Randy P. Evans
	Name:	Randy P. Evans
	Title:	Vice President and Treasurer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 21, 2025

TRT INVESTORS 37, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President and Secretary

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 21, 2025

SLP V VENICE FEEDER I, L.P.

By:	Silver Lake Technology Associates V, L.P., its general partner
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SLP VENICE HOLDINGS, L.P.

By:	SLP V Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates V, L.P., its general partner
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SLP V AGGREGATOR GP, L.L.C.

By:	Silver Lake Technology Associates V,
L.P., its managing member
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES V, L.P.

By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SLTA V (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SILVER LAKE GROUP, L.L.C.

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 21, 2025

RW INDUSTRIOUS BLOCKER L.P.

By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RW VACASA AIV L.P.

By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL-B) L.P.

By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL II L.P.

By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RCP III (A) BLOCKER FEEDER L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

[Signature Page to SC 13E-3]

RCP III BLOCKER FEEDER L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RCP III VACASA AIV L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RCP III (A) VACASA AIV L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS III (PARALLEL-B) L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL III L.P.

By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL GP III LTD.

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 21, 2025

LEVEL EQUITY OPPORTUNITIES FUND 2015, L.P.

By:	Level Equity Partners II (GP), L.P. its general partner
By:	Level Equity Associates II, LLC its general partner

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEVEL EQUITY OPPORTUNITIES FUND 2018, L.P.

By:	Level Equity Partners IV (GP), L.P. its general partner
By:	Level Equity Associates IV, LLC its general partner

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP II AIV(B), L.P.

By:	Level Equity Partners II (GP), L.P. its general partner
By:	Level Equity Associates II, LLC its general partner

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP I VCS, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP II VCS, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

[Signature Page to SC 13E-3]

LEVEL EQUITY – VCS INVESTORS, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

[Signature Page to SC 13E-3]